LEEWARD CAPITAL CORP.

Suite 4[redacted]
Calgar ... A
Tel. (403) 265-4077
Fax (403) 265-6410
Tradinç

RECEIVED
2004 JUN 29 P 2: 0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE Date: June 17, 2004

SUPPL

Set Ga Done Progress Report June 17, 2004

Field operations were suspended on May 15 on the Set Ga Done Project in Shan State of northern Myanmar. This program consisted of diamond drilling on the Set Ga Done Gold Zone and the completion of geological mapping, prospecting, and geochemical sampling on the remainder of this 700 square kilometre concession. The project area is located about 200 km northeast of the city of Mandalay.

Geological mapping was completed on the concession. The most significant result of this mapping was the identification of a northeast-trending folded and faulted Cretaceous limestone ridge. Prospecting this ridge identified the presence of brecciated limestone, argillaceous limestone and minor interbedded sandstone. Analyses of rock samples collected from Yanbo Ridge returned anomalous gold values in the 150 to 1,850 ppb range. Heavy mineral samples collected from streams draining the flanks of the limestone ridge returned values ranging from 50 to 41,666 ppb gold. These gold values from heavy mineral samples should be considered only qualitative indications of the presence of gold. Some of these heavy mineral samples were taken from streams draining only the limestone area. However, other heavy mineral sample results may reflect remnants of tertiary gold-bearing gravel deposits preserved intermittently along some streams in the limestone area, and as such, these results are ambiguous as to the exact source of the gold. Some rock samples from this area returned trace antimony values. Obviously, a great deal of exploration is required in this area.

The Set Ga Done Gold Zone is a near vertical fracture and fault system that extends a minimum of 700 m on surface before disappearing beneath alluvial cover towards the northwest. Although recently suspended by the Ministry of Mines, small-scale miners have been actively mining over the last several years. The simple gold-recovery techniques employed by these miners allows for the recovery only of free gold from the core of the mineralized zone over a width of about two meters. Given the generally poor ground conditions, underground workings must be cribbed extensively to prevent collapse.

Previous diamond drilling was attempted on the property on several occasions utilizing a light-weight drilling rig which partially penetrated this zone, intersecting 9.80 g/t over 4.77 metres before entering an open stope for 2.44 metres; some recovery of core after that analyzed 8.48 g/t before the hole was abandoned. While these results cannot characterize the entire zone, they were deemed encouraging.

The diamond drilling undertaken this year succeeded in penetrating the entire mineralized section of this zone in Triassic volcanics only once in the five attempts to do so. In this hole (SG-1), 23.5 metres of mineralization from 97.4 to 117.0 m were intersected; however, due to the extreme core loss in this interval, the gold results obtained are not considered representative. The best core intersection recovered was from a 2.2 metre interval (109.20 to 111.40 m) which returned a gold value of 2300 ppb. The true width of this zone is estimated at 15.5 metres.

dlw 7/13

The remaining holes were not successful in penetrating the mineralized zone due to drilling problems in the highly fractured, sheared, and altered nature of the host volcanic rock units. ICP results indicate that the Set Ga Done Gold Zone is enriched in arsenic and antimony. The Set Ga Done Gold Zone may be a feeder system for the overlying Cretaceous carbonates.

Soil sampling at Nga Mu Gyi returned anomalous gold-in-soil values ranging from 145 to 700 ppb. Plotting of these results on a grid of the area indicates an extension of this zone for 175 metres. This zone remains open toward the east. Previous surface mining along this zone by artisanal miners, during the period 1987 to 1993, reported occasional coarse visible gold from this zone. Additional soil sampling and drilling is required on this gold zone.

In addition to Nga Mu Gyi, there is another target area indicated by heavy mineral and rock sampling in the northeast part of the concession. This anomaly occurs along the contact between granite and limestone. Initial prospecting in this area returned geochemically anomalous gold values ranging from 250 to 650 ppb from rock samples. Heavy mineral sample results from the area range from 950 ppb to 9500 ppb. Follow up exploration is required in this area.

In summary, while the initial diamond drilling program did not establish the size and gold grade within the Set Ga Done Gold Zone, the discovery of Carlin-type mineralization is deemed to be highly encouraging for the discovery of a significant gold deposit within the concession. Carlin-style gold deposits are known from three gold districts in China and from several deposits in Yunnan Province. The Luxi gold deposit, for example, is located close to the border between Shan State and Yunnan Province.

Under an agreement between Leeward Capital Corp. and the Department of Geological and Mineral Exploration, Leeward can earn a 75% interest in the project. Under a separate agreement between Leeward and Jet Gold Corp., Jet Gold can earn a 50% share of Leeward's interest or a net interest of 37.5%. Leeward is the operator of the program.

Conclusions and recommendations for this release were prepared by James W. Davis, MSc., P.Geol., F.GAC, a qualified person pursuant to National Policy 43-101. A comprehensive QA/QC program was instituted on this project. Core samples were sealed in containers and sent directly to Canada for analysis. Blanks and standards were inserted in the sample stream for quality control.

For further information, contact James W. Davis at (403) 265-4077, ext.202.